Exhibit 99.1

focused on profitability

Quarterly Report 3
for the 3-month
and 9-month periods
ended September 30, 2008

Quarterly Report

Table of contents

MARKETS, BUSINESS AND STRATEGY
5	Cascades’ position in its markets
6	Key financial drivers
6	Relevant economic data
7	Pricing – Main products and raw materials
9	Key performance indicators

RESULTS ANALYSIS
10	Financial overview
17	Business highlights
18	Discontinued operations
19	Business segment review
24	Other items analysis
25	Liquidity and capital resources
27	Near term outlook

ADDITIONAL DISCLOSURE
28	Capital stock information
28	Introduction of new accounting standards in 2008
28	New accounting standards not yet adopted

FINANCIAL REPORT
32	Consolidated financial statements and notes
44	Selected segmented information

The following is management’s discussion and analysis (“MD&A”) of the operating results and the financial position of Cascades Inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the three-month and nine-month periods ended September 30, 2008 and 2007, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at November 6, 2008, the date on which the MD&A was approved by the Company’s board of directors. For additional information, readers are referred to the Company’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Company is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the “Supplemental Information on non-GAAP measures” section.

To our shareholders

Cascades reports third quarter results

Cascades Inc. (“Cascades”) (“CAS” on the Toronto Stock Exchange) reports net earnings excluding specific items1 of $6 million ($0.06 per share), compared to net earnings of $9 million ($0.09 per share) for the same quarter in 2007. When including specific items1, the net loss for the third quarter of 2008 amounted to $7 million ($0.07 per share) compared to net earnings of $16 million ($0.16 per share) for the same period in 2007.

Financial Highlights

Selected consolidated information

(in millions of Canadian dollars, except per share amount)	Q3 2008	Q3 2007	Q2 2008
Sales	1,039	984	999
Operating income before depreciation and amortization (OIBD)[1]	71	93	61
Operating income from continuing operations	17	38	8
Net earnings (loss)	(7)	16	(25)
per common share	$(0.07)	$0.16	$(0.25)
Cash flow from operations (adjusted) from continuing operations[1]	43	55	36
per common share[1]	$0.43	$0.56	$0.37
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD)	88	95	63
Operating income from continuing operations	34	40	10
Net earnings (loss)	6	9	(11)
per common share	$0.06	$0.09	$(0.11)
Cash flow from operations (adjusted) from continuing operations	47	56	42
per common share	$0.47	$0.57	$0.43

Note 1 - see the supplemental information on non-GAAP measures note.

Additional highlights

•	Increase in profitability, compared to the second quarter, mostly explained by:
• Higher selling prices and slightly improved shipments.
• The depreciation of the Canadian dollar and lower energy costs.
•	All operating segments showed a sequential improvement:

• The North American manufacturing boxboard OIBD (excluding specific items) improved from a loss of $12 million to a loss of    $3 million as a result of restructuring initiatives and better market fundamentals.

• The Specialty Products and Tissue Papers groups increased their OIBD (excluding specific items) by 40% and 47% respectively.
•	In comparison to the same period last year, operating income decreased as higher selling prices were insufficient to offset the increased cost of recycled fibres, energy and chemical products.
•

In October, Cascades sold forward exchange derivatives contracts on its US$-denominated debt for net cash proceeds of approximately $150 million which were applied to reduce its revolving credit facility, thus increasing cash availability to close to $400 million.

•

The Cascades Tissue Group continues to gain market share in Canada, as sales of the Cascades Enviro 100TM tissue paper brand increased by more than 300% in the last twelve months. According to the most recent ACNielsen data, the Cascades Enviro 100TM tissue paper brand is now the #1 “green” tissue retail brand in Canada.

Following a first half of the year in which we faced very challenging business conditions, we are pleased with the significant sequential improvement in our operating income. In fact, this was the first quarter of 2008 in which increases in selling prices were not offset by higher fibre and energy costs. Additionally, we continued to profit from strong demand for our recycled tissue paper products and started to feel the benefits of the restructuring initiatives in our North American boxboard operations that had been put in place in the previous six months.

Alain Lemaire
President and Chief Executive Officer

Cascades’ position in its markets1

Segments	Region	Type of operations	Main Markets/Products			Number of Units[2]	Capacity[3]	Position of Cascades in its Markets[4]
PACKAGING
Boxboard	North America	Manufacturing	•	Coated recycled boxboard (CRB)		3	408	3nd largest producer of (CRB) in North America
		Converting	• •	General folding cartons Quick-service restaurant packaging (Dopaco)		11[5]	479	No. 1 producer of carton for Quick Service Restaurants (QSR) in North America
		Others	•	Pulpmill		1[6]	90	N/A
	Europe	Manufacturing	•	Coated virgin boxboard (GC)		2[7]	209[7]	5th in virgin boxboard
Containerboard (Norampac)	North America	Manufacturing	•	Virgin and recycled linerboard and corrugating medium		6	1,129	One of two leading producers in Canada 6th largest containerboard producer in North America
			•	White-top linerboard
			•	Gypsum paper
		Converting	•	Variety of corrugated packaging containers		27	Shipments (2007)	7th largest corrugated box producer in North America
			•	Corrugated sheets			13.378 bsf
			•	Specialized packaging
	Europe	Manufacturing	•	Recycled linerboard and corrugating medium		1	152	N/A
			•	White-top linerboard
Specialty	North	Manufacturing	Industrial packaging			4	417	One of the leading producers of recycled
products	America		•	Uncoated board for industrial and papermill packaging				fine papers in North America
			Specialty papers
			•	Fine papers
			•	Kraft paper
			•	Backing for vinyl flooring
		Converting	Industrial Packaging			16	Papermill	Largest producer of papermill packaging
			•	Papermill packaging			packaging	in North America
				(Roll headers and wrappers)			208
			•	Honeycomb packaging products			Honeycomb	Largest producer of honeycomb products
			•	Laminated boards			50	in Canada
			Specialty papers				Fine papers
			•	Fine papers			110	Major producer of egg trays and four-cup
			Consumer product packaging				Moulded pulp	carriers
			•	Moulded pulp products			18.5 M kg
				-	Cup trays		Plastic	Largest meat processing packaging
				-	Filler flats		25.5 M kg	producer in Canada
			•	Plastic products
				-	Packaging for food industry (meat trays, translucent containers, foam plates and bowls)
				-	Outdoor furnitures (deck board, benches and tables)
		Recovery	•	Recovery activities (thru Cascades Recovery and Metro Waste)		21	1,500 (brokered and processed in 2007)	Largest recycled paper collector in Canada 11th largest recycled paper collector in the world
		Others	•	De-inked pulp		2	153	N/A
	Europe	Converting	Industrial Packaging			2	33	N/A
			•	Papermill packaging
				(Roll headers and wrappers)
TISSUE PAPERS
	North America	Manufacturing	•	Parent rolls		3	176[8]	Important North American parent rolls manufacturer
		Manufacturing and converting	•	Retail market and Away-from-home market		6	413[8]	5th largest North American tissue papers producer
				-	Paper towels, paper hand towels, bathroom tissue, facial tissue, paper napkins
			•	Parent rolls
		Converting	•	Retail market and Away-from-home market		3	N/A	Strong expertise in the environmentally-friendly products and in the private label
				-	Paper towels, paper hand towels, bathroom tissue, facial tissue, paper napkins			segment of the retail market
			•	Industrial wipes
TOTAL						108	2,904 (manufacturing only)

(1) As at December 31, 2007. See the Annual Information Form for additional information.

(2) Production and sorting facilities units only; excluding sale offices, distribution and transportation hubs, as well as corporate offices.

(3) Thousand short tons unless otherwise noted.

(4) Based on manufacturing capacity. Sources: RISI, World Tissue Capacity Report 2007, Moore and Associates.

(5) Excluding the Bakersfield, California plant closed in Q1 2008.

(6) Excluding the sawmill operations which are classified as discontinued operations. The pulpmill is indefinitely shut.

(7) Excluding the equity investment in Reno De Medici S.p.A..

(8) Theoretical capacity.

Key financial drivers

As a Packaging and Tissue company, our financial results are mainly driven by the following factors:

Sales	Costs
• Selling prices • Demand for packaging and tissue, mainly environmentally-	• Fibre (recycled, virgin and woodchips) prices, availability and production recipes
sound and recycled products	• Foreign exchange rates (mainly CAN$/US$)
• Foreign exchange rates (mainly CAN$/US$)	• Energy prices, mainly electricity and natural gas
• Population growth	• Labour
• Industrial production	• Freight
• Demand for durable and non-durable goods	• Chemical product prices
• Product mix, substitution and innovation	• Capacity utilization rates and production downtime

Relevant economic data

Cascades’ results are impacted by Canadian dollar and Euro fluctuations against the U.S. dollar, and by energy prices. In Q3 2008, the average value of the Canadian dollar remained stable against the U.S. dollar, compared to the same period last year. In the area of energy costs, natural gas and crude oil prices increased 66% and 77% respectively.

The following graphs and table show the historical movement of the Canadian dollar against the U.S. dollar, the U.S. dollar against the Euro, and spot prices of natural gas (US$/mmBtu) and crude oil (US$/barrel).

Evolution of exchange rates

Evolution of energy prices

	2006	2007					2008				Change	Change
	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Year	Q3 2008 Q3 2007	Q3 2008 Q2 2008
Foreign exchange rates-average
CAN$/US$	1.134	1.172	1.098	1.045	0.982	1.074	1.004	1.010	1.041	1.018	0%	3%
US$/CAN$	0.882	0.854	0.911	0.957	1.019	0.931	0.996	0.990	0.960	0.982	0%	-3%
US$/EURO	1.262	1.310	1.348	1.375	1.422	1.363	1.499	1.564	1.503	1.522	9%	-4%
Energy prices-average[1]
Natural gas Henry Hub (US$/mmBtu)	7.23	6.77	7.55	6.16	6.97	6.86	8.03	10.92	10.24	9.73	66%	-6%
Crude oil WTI (US$/barrel)	64.74	57.45	61.69	71.08	88.66	69.72	93.69	117.64	125.85	112.39	77%	7%

1. Quarterly average of monthly settlement prices. Source: Bloomberg.

Pricing – Main products and raw materials

The following graphs and table show the historical movement of average benchmark list prices for some of our key products, as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Recycled papers, virgin pulp and woodchips are the primary raw materials used in manufacturing our products, and represent the highest production cost. Selling and raw materials list prices fluctuate considerably, and are heavily influenced by economic conditions and foreign demand. These list prices could differ from the Company’s purchase cost and actual selling prices.

Cascades North American price indexes

Cascades North American selling prices indexes

Cascades North American raw material indexes

1.

The Cascades North American selling prices index represents an approximation of the Company’s manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments and is based on publication prices. It includes some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index, which represents a mix of primary and converted products.

2.

The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials namely, recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to the volume of purchase (in tons) in 2007. This index should only be used as a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

3.	The Cascades North American boxboard prices index is based on the list price of Recycled boxboard -20 pt. Clay coated news, published in Pulp & Paper Week.

4.

The Cascades North American containerboard prices index is based on the list prices of the Linerboard 42-lb. Unbleached kraft, Eastern U.S. and the Corrugating medium 26-lb. Semichemical, East U.S., both published in Pulp & Paper Week.

5.

The Cascades North American specialty products prices index is based on the prices of the Recycled boxboard 20 pt. Bending chip (transaction), the Unbleached kraft paper, Grocery bag 30-lb., and the uncoated white 50-lb. Offset rolls, all published in Pulp & Paper Week.

6.	The Cascades North American tissue papers price index is based on the Cascades Tissue papers selling price index (see following table). The only difference is the reference date.

7.	The Cascades North American virgin pulp prices index represents the average weighted cost paid for virgin pulp in North America.

8.	The Cascades North American woodchips index represents the average weighted cost paid for woodchips in North America.

9.	The Cascades North American recycled fibre index represents the average weighted cost paid for recycled papers in North America.

These indexes should only
be used as indicator of
trends and they be											Change			Change
different than our actual	2006	2007					2008				Q3 2008	Q3 2008		Q3 2008	Q3 2008
selling prices or		Average	Average	Average	Average		Average	Average	Average		Q3 2007	Q3 2007		Q2 2008	Q2 2008
purchasing costs.	Average	Q1	Q2	Q3	Q4	Average	Q1	Q2	Q3	Average	(units)	(%)		(units)	(%)
Selling prices
Cascades North American US$ index (index 2003 = 1,000)[1]	1,271	1,314	1,341	1,382	1,411	1,362	1,412	1,425	1,514	1,450	132	10%		89	6%
PACKAGING
Boxboard
North America (US$/ton)
Recycled boxboard - 20pt. Clay coated news (transaction)	635	685	733	733	733	721	733	755	778	755	45	6%		23	3%
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index[2]	636	658	655	686	678	669	663	644	644	650	(42)	(6%	)	—	-%
Virgin coated duplex boxboard (GC2) index[3]	983	988	988	1,017	1,008	1,000	988	984	979	984	(38)	(4%	)	(5)	(1%	)
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (transaction)	503	515	515	542	555	532	555	555	610	573	68	13%		55	10%
Corrugating medium 26-lb. Semichemical, East U.S. (transaction)	478	495	495	522	535	512	535	535	590	553	68	13%		55	10%
Specialty products (US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. Bending chip (transaction)	505	530	575	575	575	564	585	583	610	593	35	6%		27	5%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	602	633	640	651	675	650	727	758	765	750	114	18%		7	1%
Unbleached kraft paper, Grocery bag 30-lb.	838	862	892	905	905	891	918	945	978	947	73	8%		33	3%
Uncoated white 50-lb. offset, rolls	823	810	810	803	847	818	860	907	944	904	141	18%		37	4%
TISSUE PAPERS
Cascades Tissue papers (index 1999 = 1,000)[4]	1,414	1,433	1,456	1,511	1,573	1,493	1,560	1,602	1,618	1,593	107	7%		16	1%

Raw materials Cascades North American US$ index (index 2003 = 300)[5]	361	438	465	497	521	480	542	536	524	534	27	5%		(12)	(2%	)
RECYCLED PAPER (US$/short ton)
North America (US$/ton)
Corrugated containers, no. 11 (OCC - Chicago & NY average)	69	105	108	120	119	113	127	118	105	117	(15)	(13%	)	(13)	(11%	)
Special news, no. 6 (ONP & NY average)	49	68	75	78	76	74	78	79	87	81	9	12%		8	10%
Sorted office papers, no. 37 (SOP & NY average)	106	135	151	170	184	160	208	207	211	209	41	24%		4	2%
Europe (Euro/tonne)
Recovered mixed paper & board sorted index[6]	48	60	69	80	75	71	73	66	60	66	(20)	(25%	)	(6)	(9%	)
VIRGIN PULP (US$/tonne)
Bleached softwood kraft Northern, East U.S.	722	790	810	837	858	824	880	880	880	880	43	5%		—	—%
Bleached hardwood kraft Northern mixed, East U.S.	651	690	697	723	766	719	796	815	822	811	99	14%		7	1%
WOODCHIPS – Conifer eastern Canada (US$/odmt)	132	118	124	131	141	129	138	139	135	137	4	3%		(4)	(3%	)

Sources: Pulp & Paper Week, PPI, Random Lengths and Cascades.

1.

The Cascades North American selling prices index represents an approximation of the Company’s manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments and is based on publication prices. It includes some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index, which represents a mix of primary and converted products.

2.

The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for white-lined chipboard. EUWID prices were restated in August 2008.

3.

The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the coated duplex boxboard. EUWID prices were restated in August 2008.

4.	The Cascades Tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.

5.

The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials namely, recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to the volume of purchase (in tons) in 2007. This index should only be used as a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

6.

The Cascades recovered mixed paper & board sorted prices index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the recovered mixed paper & board. This index should only be used as a trend indicator and it may differ from our actual purchasing costs and our purchase mix.

Key performance indicators

In monitoring our action plan and in order to achieve our long-term objectives, we use several key performance indicators, including the following:

Operational and financial data

	2006	2007					2008
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total
OPERATIONAL
Total shipments (in ‘000 of s.t.)
Packaging
Boxboard[1]	1,204	301	313	296	292	1,202	292	277	278	847
Containerboard[2]	742	351	366	357	338	1,412	348	342	363	1,053
Specialty products[3]	457	115	114	111	110	450	116	115	118	349
	2,403	767	793	764	740	3,064	756	734	759	2,249
Tissue papers	443	109	112	115	115	451	112	116	124	352
Total	2,846	876	905	879	855	3,515	868	850	883	2,601

Integration rate - %
Packaging
Boxboard (North America)	32%	27%	29%	31%	26%	29%	30%	32%	34%	32%
Containerboard (North America)	61%	58%	59%	63%	64%	61%	58%	62%	61%	60%
Specialty products (paper only)	10%	8%	7%	8%	8%	8%	9%	9%	9%	9%
Tissue papers	59%	60%	59%	53%	52%	56%	55%	55%	52%	54%
	44%	45%	45%	47%	46%	45%	45%	47%	46%	46%
Capacity utilization rate[4] - %
Packaging
Boxboard[5]	95%	89%	94%	89%	85%	89%	87%	82%	82%	84%
Containerboard[6]	99%	100%	102%	104%	99%	101%	97%	94%	94%	95%
Specialty products (paper only)	88%	89%	88%	85%	84%	86%	84%	83%	85%	84%
Tissue papers[7]	101%	99%	100%	99%	99%	99%	102%	99%	104%	102%
Total	96%	95%	97%	95%	92%	95%	93%	89%	90%	91%

Energy cons[8] - GJ / ton	10.33	10.94	9.46	9.55	10.29	10.05	10.39	9.54	9.25	9.77
Work accidents - OSHA frequency rate	8.00	7.00	8.60	8.80	7.55	7.97	7.11	6.52	7.77	7.22

FINANCIAL
Return on assets[9] (%)
Packaging
Boxboard	5%	4%	4%	4%	4%	4%	4%	3%	3%	3%
Containerboard	15%	15%	14%	13%	12%	12%	12%	11%	10%	10%
Specialty products	11%	12%	11%	10%	10%	10%	8%	9%	10%	10%
Tissue papers	22%	20%	17%	14%	12%	12%	11%	12%	13%	13%
Consolidated return on assets (%)	10.8%	10.5%	9.8%	9.5%	8.9%	8.9%	8.3%	7.7%	7.6%	7.6%

Working capital[10]
In millions of $, at end of period	598	659	685	701	616	616	682	652	675	675
% of sales[11]	16.3%	16.0%	15.8%	16.0%	16.5%	16.5%	16.7%	16.6%	16.3%	16.3%

1.	Starting in Q1 2008, numbers take into account the merger of our European recycled boxboard assets with Reno De Medici.

2.	The 2006 numbers include 50% of Norampac while 2007 and 2008 numbers include 100% of Norampac.

3.	Kraft paper, uncoated board, specialty board, fine papers and papermill packaging shipments.

4.	Defined as: Shipments/Practical capacity. Paper manufacturing only.

5.

Starting in Q3 2006, capacity numbers were adjusted to take into account the July 21 Versailles mill acquisition. In addition, starting in Q1 2008, capacity numbers were adjusted to take into account the merger of our European recycled boxboard assets with Reno De Medici.

6.	Starting in Q4 2006, capacity numbers were adjusted to take into account the indefinite closure of the Red Rock mill (300,000 tons).

7.	Defined as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 80% of its theoretical capacity which was disclosed in the Annual Information form.

8.	Average energy consumption for manufacturing mills only.

9.	Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM Average of total quarterly assets. See the “Supplemental information on non-GAAP measures”.

10.

Working capital includes accounts receivable plus inventories less accounts payable. Starting in 2006, it excludes an unpaid provision for closure and restructuring costs in the amount of $19 million as at December 31, 2007 and $15 million as at September 30, 2008. It also excludes the current portion of derivatives financial instruments assets in the amount of $49 million ($11 million – 2007) and the current portion of future tax liability in the amount of $12 million ($1 million – 2007).

11.	% of sales = LTM working capital/LTM sales.

Financial overview

Over several quarters, the Company has had to manage through challenging business conditions as its operating costs, such as those for recycled fibre and energy, increased to near-record highs in a very short period of time. Freight and chemical product costs have also increased significantly. These rapid changes put pressure on our operating results margins, as it was difficult to adjust our selling prices at the same pace; in addition, the Canadian dollar appreciated quickly and remained around parity with the U.S. dollar until the beginning of the third quarter.

The challenging business conditions have also had a direct impact on order volumes in certain sectors in which we operate. The Company proactively reacted to this by taking market-related downtime to balance its inventory against demand and/or by restructuring some of its operating units and implementing significant cost reduction measures.

In Europe, the Company concluded its transaction with Reno De Medici, on March 1, 2008. Our share of their consolidated results is proportionally consolidated since that date.

In the third quarter of 2008, the Company was able to increase its selling prices in each of its business groups while it benefited from stable or decreasing variable and fixed costs, improved seasonal demand and a slight drop of the Canadian dollar. These factors led to better results compared to the first two quarters of 2008.

In the same quarter, the Company posted a net loss, including specific items, of $7 million or $0.07 per share, compared with net earnings of $16 million or $0.16 per share in 2007. In the first nine months of 2008, the Company’s net loss, including specific items, was $36 million or $0.36 per share, compared with net earnings of $83 million or $0.83 per share in 2007.

Historical financial information

(In millions of Canadian dollars, unless otherwise noted)	2006	2007					2008
(Restated to conform with the presentation of discontinued operations)	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total
Sales
Packaging
Boxboard[1]	1,359	344	352	332	315	1,343	329	331	332	992
Containerboard	600	294	307	310	282	1,193	291	301	318	910
Specialty products	691	215	211	206	202	834	209	218	224	651
Inter-segment sales	(68)	(27)	(29)	(26)	(26)	(108)	(28)	(25)	(28)	(81)
	2,582	826	841	822	773	3,262	801	825	846	2,472
Tissue Papers	727	186	180	176	171	713	170	184	205	559
Inter-segment sales and Corporate activities	(31)	(12)	(13)	(14)	(7)	(46)	(12)	(10)	(12)	(34)
	3,278	1,000	1,008	984	937	3,929	959	999	1,039	2,997
Operating income (loss) before depreciation and amortization ‘‘OIBD’’[2]
Packaging
Boxboard[1]	57	33	12	15	9	69	(1)	(1)	6	4
Containerboard	44	39	37	46	30	152	34	27	23	84
Specialty products	45	18	11	15	15	59	9	14	21	44
	146	90	60	76	54	280	42	40	50	132
Tissue Papers	116	19	16	16	15	66	12	14	22	48
Corporate activities	(5)	1	5	1	(1)	6	(9)	7	(1)	(3)
	257	110	81	93	68	352	45	61	71	177
OIBD excluding specific items[2]
Packaging
Boxboard[1]	55	8	12	15	9	44	9	3	10	22
Containerboard	91	40	44	48	44	176	37	30	32	99
Specialty products	58	18	11	15	16	60	9	15	21	45
	204	66	67	78	69	280	55	48	63	166
Tissue Papers	116	19	15	16	15	65	12	15	22	49
Corporate activities	(5)	1	5	1	(2)	5	(8)	—	3	(5)
	315	86	87	95	82	350	59	63	88	210

Historical financial information (continued)

(In millions of Canadian dollars, unless otherwise noted)	2006	2007					2008
(Restated to conform with the presentation of discontinued operations)	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total
Operating income (loss) from continuing operations	96	57	30	38	19	144	(6)	8	17	19
Excluding specific items[2]	154	33	36	40	33	142	8	10	34	52
Net earnings (loss)	3	22	45	16	12	95	(4)	(25)	(7)	(36)
Excluding specific items[2]	52	5	7	9	1	22	(9)	(11)	6	(14)
Net earnings (loss) per share (in dollars)
Basic	$0.04	$0.22	$0.45	$0.16	$0.12	$0.95	$(0.04)	$(0.25)	$(0.07)	$(0.36)
Basic, excluding specific items[2]	$0.64	$0.05	$0.07	$0.09	$0.01	$0.22	$(0.09)	$(0.11)	$0.06	$(0.14)
Cash flow from operations (adjusted)[2]	183	41	46	55	36	178	17	36	43	96
Excluding specific items	196	49	48	56	49	202	26	42	47	115
Cash flow from operations (adjusted) per share (in dollars)[2]
Basic	$2.26	$0.41	$0.46	$0.56	$0.36	$1.79	$0.17	$0.37	$0.43	$0.97
Basic, excluding specific items	$2.42	$0.49	$0.48	$0.57	$0.49	$2.03	$0.26	$0.43	$0.47	$1.16

Cascades North American US$ selling price index (index 2002 = 1,000)[3]	1,271	1,314	1,341	1,382	1,411	1,362	1,412	1,425	1,514	1,450
Cascades North American US$ raw materials index (index 2002 = 300)[4]	361	438	465	497	521	480	542	536	524	534
US$/CAN$	$0.88	$0.85	$0.91	$0.96	$1.02	$0.93	$1.00	$0.99	$0.96	$0.98
Natural Gas Henry Hub - US$/mmBtu	$7.23	$6.77	$7.55	$6.16	$6.97	$6.86	$8.03	$10.92	$10.24	$9.73
Return on assets (%)[5]	10.8%	10.5%	9.8%	9.5%	8.9%	8.9%	8.3%	7.7%	7.6%	7.6%

1.	Numbers since Q1 2008 take into account the merger of our European recycled boxboard assets with Reno De Medici.

2.	See “Supplemental information on non-GAAP measures”.

3.

The Cascades North American selling prices index represents an approximation of the Company’s manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments and is based on publication prices. It includes some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator, as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index, which represents a mix of primary and converted products.

4.

The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to the volume of purchase (in tons) in 2007. This index should only be used as a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

5.	Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM average of total quarterly assets.

Financial results for the 3-month periods ended September 30, 2008 and 2007

Sales

Sales increased by $55 million, or 5.6%, to $1.039 billion versus $984 million in 2007. Sales include the net impact of the transaction with Reno De Medici that was concluded on March 1, 2008. Net average selling prices in U.S. dollars rose in all of our main segments, and shipments remained relatively stable compared to the third quarter of 2007 despite the closure for an indefinite period of the Toronto boxboard mill in late August.

Operating income before depreciation and amortization

The Company generated $71 million in OIBD, compared to $93 million in 2007. The OIBD margin decreased for the period, to 6.8%, compared to 9.5% in 2007. Excluding specific items, the OIBD stood at $88 million, compared to $95 million in 2007 – a decrease of $7 million or 7%, resulting from higher raw materials and production costs, including energy. These factors had both estimated negative impacts of $26 million. The Company was able to partially compensate for these negative effects through increased selling prices, for an estimated contribution of $36 million.

The main variances in OIBD, excluding specific items, are shown below. Selling price increases were not enough to offset the negative impact of higher costs for raw materials and energy, and the rise of the Canadian dollar:

The operating income before depreciation variance analysis by segment is as follows:

OIBD variance analysis

				Packaging
			Specialty	Total		Corporate
(in millions of dollars)	Boxboard	Containerboard	Products	Packaging	Tissue Papers	Activities	Consolidated
OIBD for the 3-month period ended September 30, 2007 (excluding specific items)	15	48	15	78	16	1	95
Positive (negative) impact from:
Volume (shipments)	(2)	—	5	3	3	—	6
Selling price & mix	8	7	3	18	19	(1)	36
Raw materials[1]	(7)	(8)	(4)	(19)	(7)	—	(26)
Variation of the CAN$[2]	1	2	3	6	1	3	10
Energy price & consumption	(3)	(3)	(1)	(7)	(2)	—	(9)
Other variable costs[3]	(1)	(10)	3	(8)	(6)	—	(14)
Fixed costs and others[4]	5	(4)	(2)	(1)	(2)	—	(3)
Other sectors[5]	(1)	—	—	(1)	—	—	(1)
Business acquisitions and disposals	(5)	—	(1)	(6)	—	—	(6)
Change in OIBD for the year	(5)	(16)	6	(15)	6	2	(7)
OIBD excluding specific items	10	32	21	63	22	3	88
Specific items	(4)	(9)	—	(13)	—	(4)	(17)
OIBD for the 3-month period ended September 30, 2008	6	23	21	50	22	(1)	71

1.   The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of externally-sourced boards and parent rolls for the converting sectors, and other raw materials such as plastics and woodchips.

2.   The estimated impact of the exchange rate is based on the Company’s national and export sales less purchases that are impacted by the exchange rate changes, mainly the CAN$/US$ variation. It also includes the impact of exchange rates on the Company’s working capital items and cash position.

3.   The impact of these estimated variable costs is based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

4.   Includes all other costs, such as repair and maintenance, selling and administration and profit-sharing.

5.   Includes OIBD changes for operating units that are not in the manufacturing or converting sectors.

Financial results for the 9-month periods ended September 30, 2008 and 2007

Sales

Sales increased slightly, by $5 million, to $2.997 billion versus $2.992 billion in 2007. Net average selling prices in U.S. dollars rose in all of our main segments, and shipments were 2% lower compared with the first nine months of 2007 partly as a result of market-related downtime in the first half of the year in the North American boxboard sector and the closure for an indefinite period of the Toronto recycled boxboard mill in the third quarter of 2008. The Tissue Group’s business volume increased by 5% over 2007. Sales also include the net impact of the transaction with Reno De Medici, which was concluded on March 1, 2008.

Operating income before depreciation and amortization

The Company generated $177 million in OIBD, compared to $284 million in 2007. The OIBD margin decreased for the period, to 6%, compared to 9.5% in 2007. Excluding specific items, the OIBD stood at $210 million, compared to $268 million in 2007 – a decrease of $58 million or 22%, resulting from higher costs of raw materials and energy, and the strengthening of the Canadian dollar. These factors had negative impacts estimated at $83 million, $24 million and $46 million respectively. The Company was able to partially compensate for these negative effects through increased selling prices, for an estimated contribution of $115 million. 2008 OIBD includes a provision of $4 million, resulting from the collapse of a roof section at the Company’s fine papers converting centre located in Saint-Jérôme, in March 2008.

The main variances in OIBD, excluding specific items, are shown below. Selling price increases were not enough to offset the negative impact of higher raw materials and energy costs, and the rise of the Canadian dollar:

The operating income before depreciation variance analysis by segment is as follows:

OIBD variance analysis

				Packaging
(in millions of dollars)	Boxboard	Containerboard	Specialty Products	Total Packaging	Tissue Papers	Corporate Activities	Consolidated
OIBD for the 9-month period ended September 30, 2007 (excluding specific items)	35	132	44	211	50	7	268
Positive (negative) impact from:
Volume (shipments)	(4)	2	8	6	8	—	14
Selling price & mix	26	37	12	75	43	(3)	115
Raw materials[1]	(22)	(20)	(12)	(54)	(29)	—	(83)
Variation of the CAN$[2]	(7)	(26)	(8)	(41)	(2)	(3)	(46)
Energy price & consumption	(6)	(9)	(3)	(18)	(6)	—	(24)
Other variable costs[3]	2	(15)	3	(10)	(8)	(1)	(19)
Fixed costs and others[4]	2	(2)	—	—	(7)	(5)	(12)
Other sectors[5]	(2)	—	—	(2)	—	—	(2)
Business acquisitions and disposals	(2)	—	1	(1)	—	—	(1)
Change in OIBD for the year	(13)	(33)	1	(45)	(1)	(12)	(58)
OIBD excluding specific items	22	99	45	166	49	(5)	210
Specific items	(18)	(15)	(1)	(34)	(1)	2	(33)
OIBD for the 9-month period ended September 30, 2008	4	84	44	132	48	(3)	177

1.   The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of externally-sourced boards and parent rolls for the converting sectors, and other raw materials such as plastics and woodchips.

2.   The estimated impact of the exchange rate is based on the Company’s national and export sales less purchases that are impacted by the exchange rate changes, mainly the CAN$/US$ variation. It also includes the impact of exchange rates on the Company’s working capital items and cash position.

3.   The impact of these estimated variable costs is based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

4.   Includes all other costs, such as repair and maintenance, selling and administration and profit-sharing.

5.   Includes OIBD changes for operating units that are not in the manufacturing or converting sectors.

Specific items included in operating income before depreciation and amortization

The Company incurred some specific items in 2008 and 2007 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance against which to compare the Company’s results between periods notwithstanding these specific items.

Gains and losses on disposal

In 2008 and 2007, the Company recorded the following gains and losses:

	Q3 2008	Q3 2007	2008	2007
Loss on contribution to a joint venture	—	—	5	—
Gain on disposal of property, plant and equipment	—	—	—	(1)
Legal settlement	—	—	—	2
Gain on business disposal	—	—	—	(25)
	—	—	5	(24)

•

In the first quarter of 2008, following the transaction with Reno De Medici S.p.A. (“RdM”), the Company recorded a loss of $5 million since the value as at March 1, 2008 of the shares received as a consideration was lower than the contributed book value of the assets transferred.

•

In the first quarter of 2007, the Company disposed of its investment in a joint venture (in the boxboard segment) for a consideration of $38 million ($US32 million). The Company realized a gain of $25 million, before income taxes of $11 million.

•

In the second quarter of 2007, the Company sold the building that housed its Toronto (Pickering) tissue converting facility, which had been closed in 2005, for an amount of $7 million. The Company realized a gain of $1 million. The Company also recorded a provision of $2 million related to the settlement of the claim filed by ServiceCore Inc.

Impairment loss, closure and restructuring costs

The following impairment charges and closure and restructuring costs were recorded in 2008 and 2007:

	Q3 2008		Q3 2007		2008		2007
	Impairment	Closure and restructuring costs	Impairment	Closure and restructuring costs	Impairment	Closure and restructuring costs	Impairment	Closure and restructuring costs
Boxboard-Dopaco (Bakersfield)	—	—	—	—	—	3	—	—
Boxboard-Corporate	—	—	—	—	—	4	—	—
Boxboard-Toronto mill	—	4	—	—	—	4	—	—
Containerboard–Red Rock & others	—	—	—	1	2	5	1	3
Tissue	—	—	—	—	—	1	—	—
Specialty products	—	—	—	—	1	—	—	—
	—	4	—	1	3	17	1	3

In 2008, the Company ceased operations at its Dopaco converting plant located in Bakersfield, California. The Company recorded a provision of $3 million.

In the first quarter, the Company announced the integration of its North American boxboard operations with its containerboard operations. As a result of this change, the Company recorded a restructuring provision of $4 million. In the third quarter, the Company completed, the closure for an indefinite period of the Toronto recycled boxboard mill and recorded a provision of $4 million.

The Company also incurred restructuring costs in the amount of $1 million in its Tissue Group.

The Company recorded an additional provision of $5 million, related to the pension plan settlement and other closure costs of its Red Rock containerboard mill, which was closed in 2006, as well as an impairment of $2 million on the remaining value of the property, plant and equipment of this mill. The Company also recorded an impairment of $1 million on the property, plant and equipment of a wastepaper recovery centre in the Specialty Products Group that had ceased operations.

Financial instruments

The Company recorded an unrealized loss of $13 million in the third quarter of 2008 (unrealized loss of $6 million for the first nine months of 2008), compared to a $1-million loss in 2007 (an unrealized gain of $2 million for the first nine months of 2007) on certain financial instruments that were not designated as hedging instruments.

In 2008, the Company terminated, prior to maturity, certain natural gas derivatives contracts for net cash proceeds of $15 million. As these contracts were designated as cash flow hedges of anticipated natural gas purchases, their fair value increment is recorded under “Accumulated Other Comprehensive Income (Loss)” and is amortized to earnings over the original designated underlying period of natural gas purchases, from July 2008 to October 2011.

Inventory adjustment resulting from business acquisitions

As a consequence of the preliminary allocation of the combination value on the RdM transaction, operating results were reduced by $2 million for the first nine months of 2008 since the inventory acquired at the time of the combination was recognized at fair value and no profit was recorded on its subsequent sale. The results of the first quarter of 2007 were reduced by $6 million, for the same reasons, following the Norampac acquisition at the end of 2006.

The reconciliation of the specific items by business groups is as follow:

	For the 3-month periods ended September 30
	2008						2007
(in millions of Canadian dollars)	Boxboard	Container- board	Specialty Products	Tissue Papers	Corporate Activities	Consoli- dated	Boxboard	Container- board	Specialty Products	Tissue Papers	Corporate Activities	Consoli- dated
Operating income before depreciation and amortization	6	23	21	22	(1)	71	15	46	15	16	1	93
Specific items :
Closure and restructuring costs	4	—	—	—	—	4	—	1	—	—	—	1
Unrealized loss on financial instruments	—	9	—	—	4	13	—	1	—	—	—	1
	4	9	—	—	4	17	—	2	—	—	—	2
Operating income before depreciation and amortization - excluding specific items	10	32	21	22	3	88	15	48	15	16	1	95

	For the 9-month periods ended September 30
	2008						2007
(in millions of Canadian dollars)	Boxboard	Container- board	Specialty Products	Tissue Papers	Corporate Activities	Consoli- dated	Boxboard	Container- board	Specialty Products	Tissue Papers	Corporate Activities	Consoli- dated
Operating income before depreciation and amortization	4	84	44	48	(3)	177	60	122	44	51	7	284
Specific items :
Inventory adjustment resulting from business acquisition	2	—	—	—	—	2	—	6	—	—	—	6
Loss (gain) on disposals	5	—	—	—	—	5	(25)	—	—	(1)	2	(24)
Impairment loss on property, plant and equipment	—	2	1	—	—	3	—	1	—	—	—	1
Closure and restructuring costs	11	5	—	1	—	17	—	3	—	—	—	3
Unrealized loss (gain) on financial instruments	—	8	—	—	(2)	6	—	—	—	—	(2)	(2)
	18	15	1	1	(2)	33	(25)	10	—	(1)	—	(16)
Operating income before depreciation and amortization - excluding specific items	22	99	45	49	(5)	210	35	132	44	50	7	268

Business highlights

Over the past two years, the Company finalized several transactions (closure or sale of certain operating units) in order to optimize its asset base or streamline its cost structure.

The following transactions that occurred in 2007 and 2008 should be taken into consideration when reviewing the overall or segmented analysis of the Company’s results:

Closure, restructuring and disposal

Boxboard Group

1) In the first quarter of 2007, the Company disposed of an investment in a joint venture pertaining to its converting operations.

2) In the first quarter of 2008, the Company ceased operations at its Dopaco converting plant located in Bakersfield, California and transferred production to its Stockton, California plant.

3) In the first quarter of 2008, the Company announced the integration of its North American boxboard operations with its containerboard operations.

4) In the third quarter of 2008, the Company closed its Toronto, Ontario recycled boxboard mill for an indefinite period of time.

5) In the third quarter of 2008, the Company sold its Scierie Lemay sawmill, which was closed at the time.

Containerboard Group

6) On August 30, 2006, the Company announced that it had ceased operations at its Red Rock, Ontario containerboard mill for an indefinite period of time. The mill was sold to a third party in December 2007.

Specialty Products Group

7) In 2007, the Company decided to dispose of its Greenfield SAS pulp mill, located in France. The transaction was completed on January 7, 2008. This activity is presented as a discontinued operation.

Business acquisitions

Boxboard Group

8) Transaction with Reno De Medici S.p.A.

On June 20, 2007, Reno De Medici S.p.A., a public company based in Milan, Italy, announced, along with the Company, the signing of a Letter of Intent for the negotiation of terms and conditions pertaining to a potential combination of RdM’s and Cascades S.A.’s European recycled cartonboard businesses. Concurrently with the proposed merger, Cascades S.A. and a group of present RdM shareholders were expected to enter into a three-year shareholders’ agreement covering matters related to corporate governance (where Cascades S.A. and a group of current RdM shareholders would be equally represented on the RdM board of directors). The agreement also provided for an 18-month lock-up, followed by reciprocal first-refusal and tag-along rights.

On September 14, 2007, the Company announced that the definitive combination agreement and shareholders’ agreement had been signed. The combination agreement was subject to certain conditions, including approval by appropriate regulatory authorities as well as by RdM shareholders at a special meeting. On October 29, 2007, it was approved by RdM shareholders. The transaction was declared effective March 1, 2008, and all conditions pertaining to the merger have been met.

As a result of this transaction, the Company contributed its recycled boxboard manufacturing assets, located in Blendecques, France, and Arnsberg, Germany, as well as its sheeting centre in Wednesbury, U.K., which had a net book value of $92 million (€62 million) in exchange for 115.6 million shares or 30.6% of outstanding shares in RdM, representing a contribution of $81 million (€54 million) and a cash consideration adjustment of $3 million (€2 million). The Company also acquired an additional 2% of RdM shares on the open market in 2008. Its investment in RdM is proportionally consolidated since that date, as the Company and a group of current shareholders have joint control of RdM.

Discontinued operations

In 2007, the Company decided to dispose of its Greenfield SAS pulp mill, located in France, and of its Scierie Lemay sawmill, located in Québec. The discontinued operations also include the fine papers activities, which were closed or sold in 2006 and 2005. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods are classified as discontinued operations.

Condensed statements of earnings (loss) and cash flows relating to these discontinued operations are presented in the table below.

The condensed balance sheet is presented in Note 2 of the consolidated financial statements.

	Q3 2008	Q3 2007	2008	2007
Condensed statements of earnings (loss)
Sales	—	25	8	74
Operating income (loss)[1]	—	7	22	(8)
Interest expense	—	1	1	3
Provision for (recovery of) income taxes	—	(2)	3	(3)
Net earnings (loss) from discontinued operations	—	(6)	18	(8)
Net earnings (loss) per share from discontinued operations	$—	$(0.06)	$0.18	$(0.08)
Condensed statements of cash flows
Operating activities	—	(15)	2	(30)
Investing activities	6	(1)	47	(2)
Financing activities	—	2	—	(1)
	6	(14)	49	(33)

1. Operating loss includes the following items:

	Q3 2008	Q3 2007	2008	2007
Impairment and closure and restructuring costs	—	(6)	(1)	(1)
Legal settlement	—	—	—	(1)
Gain on the disposal of the Greenfield pulp mill	—	—	24	—
Total	—	(6)	23	(2)

On January 7, 2008, the Company sold its Greenfield SAS pulp mill, located in France, for an amount of $41 million (€28 million), of which $4 million (€3 million) was received in April 2008. This transaction resulted in a gain of $24 million before related income taxes of $4 million.

In September 2008, the Company sold its Scierie Lemay sawmill assets for a cash consideration of $6 million and a contingent consideration of $2 million, which are equal to the net depreciated book value of its assets.

Business segment review

Packaging products

For the 3-month periods ended September 30, 2008 and 2007

Sales in the Packaging Products segment increased by $24 million or 3%, to $846 million versus $822 million in 2007, resulting from higher selling prices and stable shipments despite the closure of the Toronto recycled boxboard mill.

OIBD of the Packaging Products segment stood at $50 million for the period, compared to $76 million in 2007. 2008 OIBD includes closure and restructuring costs of $4 million and an unrealized loss of $9 million on derivative financial instruments. OIBD in 2007 includes closure and restructuring costs of $1 million and an unrealized loss of $1 million on derivative financial instruments. Excluding specific items, OIBD dropped by 19%, to $63 million, compared to $78 million in 2007, as a result of the increase in the costs of raw materials, energy and other production.

Boxboard

Sales for the Boxboard Group remained flat compared to 2007, at a 2008 total of $332 million. In the third quarter, North American manufacturing shipments decreased by 11%, due primarily to the closure of the Toronto mill for an indefinite period and lower volume for the folding carton business. The average U.S. dollar manufacturing selling price in the third quarter was stable over 2007. On the converting side, selling prices increased.

In Europe, the transaction with RdM became effective March 1, 2008. RdM’s operating results were proportionally consolidated at 30.6% to June 30, 2008 and at 32.7% since that date, following the purchase of an additional 2% of RdM shares on the open market.

Including the net impact of the transaction with RdM, sales and volumes in Europe were relatively stable compared to the third quarter of 2007. Selling prices in Euros decreased slightly, but the positive impact of the conversion to Canadian dollars compensated for the increase in raw materials and energy costs. Market conditions and the price environment remained challenging. Planned maintenance downtime, combined with the seasonal low business in August in France and Italy, also affected results in the third quarter of 2008.

OIBD, excluding specific items, decreased by $5 million to $10 million compared to $15 million in 2007. The higher cost of energy, recycled fibre and pulp, as well as of externally purchased board at the converting level, and lower volumes negatively impacted on the operating results by approximately $12 million. These negative impacts were partially offset by improved average selling prices, for a positive contribution of approximately $8 million.

After the announced reorganization of this business group in March and the actions taken since then, we took 17 days of downtime in our North American manufacturing units to lower our inventories, compared to 117 days in the second quarter. These actions had a positive impact on third-quarter results and our manufacturing units improved their OIBD contribution by $9 million compared to the second quarter of 2008.

The Boxboard Group recorded a $4-million provision following some restructuring initiatives undertaken in all its operating units, including the July 2, 2008 announcement of the Toronto mill closure, which took effect in late August.

The results of our North American operations should continue to improve following these recent actions and the recent decrease in recycled fibre. However, our strategic review continues as planned and we are still evaluating various alternatives to improve the overall efficiency of our boxboard manufacturing operations.

Containerboard

The Containerboard Group’s sales increased by $8 million to $318 million for the third quarter of 2008, compared with $310 million for the same period in 2007. Higher average selling prices for both the manufacturing and converting sectors were offset lower shipments on the manufacturing side.

The North American corrugated product markets, particularly in the Northeastern U.S. region, continued to be challenging. On an average-week basis, U.S. and Canadian box shipments were down 3.4% and 0.6% respectively year-to-date through September.

OIBD excluding specific items decreased by $16 million to $32 million for the third quarter of 2008, compared with $48 million for the same period in 2007. Despite our hedging portfolio, the higher cost of recycled fibre and externally purchased board had a negative impact of $8 million, significantly offsetting the positive effect of improved selling prices. In addition, energy costs rose along with chemical product and freight expenses. Furthermore, a six-week strike at the Calgary facility negatively impacted on our results by $3 million for the period.

Closure and restructuring costs recorded by the Containerboard Group were zero, compared to $1 million in the third quarter of 2007. The Group recorded an unrealized loss on financial instruments of $9 million, compared with a loss of $1 million in 2007.

	Sales (in millions of dollars)				OIBD (in millions of dollars)				Shipments[1] (in thousands short tons)				Average selling price (in Canadian dollars/unit)								Average selling price (in U.S. dollars or Euro/unit)								Price reference (in U.S. dollars or Euro/unit)
	3 months		9 months		3 months		9 months		3 months		9 months		3 months				9 months				3 months				9 months				3 months		9 months
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008		2007		2008		2007		2008		2007		2008		2007		2008	2007	2008	2007
Boxboard
Manufacturing - North America	74	84	204	252	(6)	1	(27)	(8)	107	121	306	356	687		691		664		706		659		661		651		639		778	733	755	717
Manufacturing - Europe[2]	115	111	364	350	(2)	3	3	7	133	139	420	437	867		811		867		808		€ 555		€ 564		€ 560		€ 545		€ 772	€ 795	€ 774	€ 773
Converting	167	166	495	512	15	12	39	63	73	74	217	222	2,293		2,229		2,223		2,301		2,201		2,133		2,182		2,083		n/a	n/a	n/a	n/a
Others and eliminations	(24)	(29)	(71)	(86)	(1)	(1)	(11)	(2)	(35)	(38)	(96)	(105)
	332	332	992	1,028	6	15	4	60	278	296	847	910
Containerboard
Manufacturing	157	150	461	456	13	19	40	54	300	312	911	920	524		479		506		495		503		458		497		448		610	542	573	524
Converting	257	252	730	747	15	22	46	57	222 [3]	218 [3]	624 [3]	639 [3]	1,162	[3]	1,159	[3]	1,169	[3]	1,169	[3]	1,115	[3]	1,110	[3]	1,148	[3]	1,090	[3]	n/a	n/a	n/a	n/a
Others and eliminations	(96)	(92)	(281)	(292)	(5)	5	(2)	11	(159)	(173)	(482)	(485)
	318	310	910	911	23	46	84	122	363	357	1,053	1,074
Specialty products
Manufacturing	80	78	232	245	5	3	4	6	89	89	263	272	901		875		884		901		865		838		867		825		851	762	825	759
Converting	67	57	197	174	8	6	21	18	33	26	98	79
Recovery, deinked and others	77	71	222	213	8	6	19	20	(4)	(4)	(12)	(11)
	224	206	651	632	21	15	44	44	118	111	349	340
Eliminations	(28)	(26)	(81)	(82)
Total	846	822	2,472	2,489	50	76	132	226	759	764	2,249	2,324

Total excluding specific items

Boxboard[2]					10	15	22	35
Containerboard					32	48	99	132
Specialty products					21	15	45	44
Excluding specific items					63	78	166	211

1.	Total shipments do not take into account the elimination of business sector intercompany shipments.
2.	2008 numbers includes 30.6% of Reno De Medici since March 1, 2008.
3.

Is equal to 3,456 million square feet (msf), 74 CAN$/msf, 71 US$/msf in the third quarter of 2008, and to 3,447 million msf, 73 CAN$/msf, 70 US$/msf in the same period of 2007. Is equal to 10,080 million square feet (msf), 72 CAN$/msf, 71 US$/msf in the first nine months of 2008, and to 10,132 million msf, 74 CAN$/msf, 67 US$/msf in the first nine months of 2007.

Specialty products

Sales for the Specialty Products Group increased by $18 million, to reach $224 million compared to $206 million in the third quarter of 2007. Despite challenging market conditions for the paper industry, sales for the industrial packaging sector increased, mostly due to business gains in the United States for our papermill packaging activities. Sales also increased following a U.S. acquisition in our honeycomb activities in the third quarter of 2007. Our recovery and deinked pulp sub-sectors show improvements resulting from higher volumes for our recovery activities, combined with a price increase and sustained demand for our recycled pulp sector. Price increase implementation and business gains, mostly in our plastic sub-sectors, explain sales improvements for our consumer product packaging and specialty papers sector.

Operating income before depreciation, excluding specific items, increased to $21 million compared to $15 million in 2007. Of this $6-million increase, $3 million is attributable to depreciation of the Canadian dollar. From a general standpoint, price increases were not sufficient to cover higher raw materials costs. This affected net profitability by $1 million.

The biggest improvement came from our Saint-Jérôme fine paper mill, where cost reduction programs, combined with price increases and a re-alignment toward higher-value and recycled-content products, resulted in a $3-million increase compared to last year.

Finally, better volume, mainly for our recovery sector, combined with deinked pulp price increases, resulted in improved profitability for these sectors.

For the 9-month periods ended September 30, 2008 and 2007

Sales in the Packaging Products segment decreased by $17 million, to $2.472 billion versus $2.489 billion in 2007, due to lower selling prices in Canadian dollars following the rise of the Canadian dollar versus the U.S. dollar and lower demand for the North American boxboard sector’s products.

The Packaging Products segment’s OIBD stood at $132 million for the period, compared to $226 million in 2007. 2008 OIBD includes closure and restructuring costs of $16 million, a loss of $5 million resulting from the merger of the European boxboard recycled assets, an impairment charge of $3 million and an unrealized loss of $8 million on derivatives financial instruments. OIBD in 2007 included a gain of $25 million, resulting from the divestiture of a joint-venture interest in the Boxboard Group. Excluding specific items, OIBD was down $45 million or 21%, to $166 million, compared to 2007, as a result of increased raw materials costs and the strengthening of the Canadian dollar. Difficult market conditions, operational inefficiencies and market-related downtime in our North American boxboard business also negatively contributed to this decrease.

Boxboard

Sales for the Boxboard Group totalled $992 million in 2008, compared to $1.028 billion in 2007. Manufacturing shipments decreased 14% in North America, mainly due to lower demand. In North America, average manufacturing selling prices rose by more than $US10 per ton compared to 2007. However, this increase was more than offset by the stronger Canadian dollar. On the converting side, higher selling prices were partially offset by the stronger Canadian dollar.

In Europe, the transaction with RdM became effective March 1, 2008. As a result of this transaction, the Company contributed its recycled boxboard manufacturing assets, located in Blendecques, France, and Arnsberg, Germany, as well as its sheeting centre in Wednesbury, U.K., for a consideration of 115.6 million shares representing 30.6% of the outstanding shares in RdM. Cascades’ investment in RdM is proportionally consolidated since that date, as the Company and a group of current shareholders have joint control of RdM.

Sales increased by $14 million as average selling prices went up by 3%, but volume was lower compared to 2007. These improved selling prices in Euros and the positive impact of the conversion to Canadian dollars did not fully compensate for the increase in costs for raw materials and energy. Market conditions and the price environment remain challenging for both the recycled and virgin mills.

OIBD, excluding specific items, decreased by $13 million to $22 million compared to $35 million in 2007. Operating results were down by approximately $28 million, due to higher raw materials and energy costs in both North America and Europe. By contrast, higher selling prices were partially offset by the stronger Canadian dollar and lower volumes in the North American markets.

Following the transaction with RdM, the Company recorded a loss of $5 million as the value of the consideration received was lower than the contributed book value of the assets transferred. As a consequence of the preliminary allocation of the combination value on the RdM transaction, operating results for the first nine months of 2008 were reduced by $2 million since the inventory acquired at the time of the combination was recognized at fair value and no profit was recorded on its subsequent sale.

In order to reduce costs, our QSR Group (Dopaco) decided in 2008 to increase capacity at its Stockton facility while permanently closing its Bakersfield unit in March of this year. This initiative resulted in a provision of $3 million for closure and restructuring costs.

Also in 2008, the Company announced the integration of its North American boxboard operations with its containerboard operations. This change does not include our QSR folding carton operations (Dopaco). As a result of this change, the Company recorded a restructuring provision of $8 million. The new management team is currently reviewing all strategic alternatives in order to optimize the profitability of these assets.

On July 2, 2008, the Group also announced the closure of its Toronto boxboard mill for an indefinite period of time, effective in late August. The Toronto mill has an annual coated recycled boxboard (CRB) production capacity of approximately 182,000 short tons. During the shutdown period, the East Angus, Quebec and Versailles, Connecticut mills will ensure the supply of CRB to customers. This decision was taken to mitigate the negative impacts of several factors such as high labour costs, growing fibre supply costs and rising energy costs.

We took 168 days of downtime in 2008 in our North American manufacturing units, to lower our inventories. Also, the Group carried out a number of trials aimed at optimizing its manufacturing asset base and gaining synergies with its containerboard operations resulting in increased production costs.

In 2007, this Group recorded a $25-million gain on the disposal of its interest in GSD, a joint-venture company in its QSR converting business, for a cash consideration of $38 million ($US 32 million).

Containerboard

The Containerboard Group’s sales decreased by $1 million to $910 million for the first nine months of 2008, compared with $911 million for the same period in 2007. Both manufacturing and converting US$ selling prices increased in 2008 compared to 2007. However, the rise was offset by the strengthening of the Canadian dollar.

OIBD excluding specific items decreased by $33 million to $99 million for the third quarter of 2008, compared with $132 million for the same period in 2007. Despite our hedging portfolio, the higher cost of recycled fibre had a negative impact of $20 million while the appreciation of the Canadian dollar and energy costs reduced the Group’s OIBD by $26 million and $9 million respectively. Approximately 75% of these negative impacts was offset by better selling prices in both the manufacturing and converting sectors. Also, a six-week strike at the Calgary facility negatively impacted on our results by $3 million for the period.

The Containerboard Group incurred closure costs of $5 million following the settlement of the pension plan and other costs, and an impairment charge of $2 million on the remaining value of the property, plant and equipment of the Red Rock facility, which was closed at the end of 2006, compared to closure costs of $3 million in the first nine months of 2007. This Group also incurred an unrealized loss of $8 million on financial instruments in 2008. Due to the preliminary purchase price allocation made in late 2006, the 2007 first-quarter operating results were reduced by $6 million since the inventories acquired in late 2006 were recognized at fair value and no profit was recorded on their subsequent sale.

Specialty products

Sales for the Specialty Products Group increased 3% to $651 million, compared with $632 million in 2007. In addition to the impact of an unfavourable exchange rate, weaker demand negatively affected our kraft and fine paper businesses, and also resulted from the strategy to re-align these sectors toward higher-value-added and recycled content products. Our industrial packaging activities increased their sales compared to 2007, mostly due to new papermill packaging business gains in the United States combined with an acquisition in our honeycomb activities in the third quarter of 2007. Our consumer packaging sector showed a small sales increase, as price increases in the plastic activities more than offset lower sales for our moulded pulp activities. Finally, business gains and price increases explain the higher sales for our recovery and de-inked pulp sectors.

OIBD excluding specific items remained stable at $45 million, compared with $44 million in 2007. Over the past year, the significant strengthening of the Canadian dollar has impacted negatively on profitability by $18 million. Increasing energy prices also explain a $3-million negative impact, compared to last year. In an environment where raw material prices continued to rise, this group was able to raise prices and improved its sales mix offsetting the higher cost of raw materials.

The turnaround at our Saint-Jérôme fine paper division, achieved by cost reduction measures and improved efficiencies, resulted in a $5-million profitability increase compared to 2007. Better margins combined with business gains also resulted in a $2-million improvement for our recovery sector. Our industrial and consumer packaging sectors continued to deliver stable results.

The Group also recorded an impairment charge of $1M on the property, plant and equipment of one wastepaper sorting facility that ceased operations in 2008.

Tissue Papers

	Sales (in millions of dollars)				OIBD (in millions of dollars)				Shipments (in thousands short tons)
	3 months		9 months		3 months		9 months		3 months		9 months
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Manufacturing & converting	205	176	559	542	22	16	48	51	124	115	352	336
Excluding specific items					22	16	49	50

	Average selling price (in Canadian dollars/unit)				Average selling price (in U.S. dollars/unit)				Price reference (in U.S. dollars/unit)
	3 months		9 months		3 months		9 months		3 months		9 months
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Manufacturing & converting	1,681	1,498	1,574	1,580	1,614	1,434	1,545	1,430	1,618	1,511	1,593	1,467

For the 3-month periods ended September 30, 2008 and 2007

Tissue Group sales rose 17% to $205 million in 2008, compared to $176 million in 2007 partly as of result of a 8% increase in total shipments. Average net realized prices in US$ were 12.5% higher in 2008 versus 2007, as a result of price increases implemented on parent rolls and in the U.S. retail, commercial and industrial markets.

The Tissue Group’s OIBD, excluding specific items, increased from $16 to $22 million. This Group was negatively affected by increases in raw materials and energy costs amounting to $2 and $7 million respectively, which were more than offset by an increase in volume and in the average realized U.S.-dollar selling price of converted products and parent rolls. Operational inefficiencies at the new Memphis de-inking pulp plant have caused extra costs of $2 million, which have now been resolved.

For the 9-month periods ended September 30, 2008 and 2007

Tissue Group sales increased by 3% to $559 million in 2008, compared to $542 million in 2007 while shipments increased by 5%. The improvement in sales is mainly due to the average net realized prices in US$, which is 8.1% higher in 2008 versus 2007, as a result of price increases implemented in parent rolls and in the U.S. retail, commercial and industrial markets. However, this increase was partially offset by the 2.7% rise in the proportion of jumbo rolls against total shipments compared to 2007, for which selling prices are lower than for converted products.

The Tissue Group’s OIBD excluding specific items stood at $49 million in 2008, compared with $50 million in 2007. The Group was negatively affected by increases in raw materials and energy production costs amounting to $29 and $6 million respectively. Operational inefficiencies at the new Memphis de-inking pulp plant have caused extra costs of $3 million, and we invested approximately $1 million to promote the Cascades brand of products. All those extra costs were partly offset by a rise in the average realized U.S.-dollar selling price of converted products and parent rolls.

The Group also incurred restructuring costs of $1 million in 2008, compared with a gain of $1 million following the sale of a building in 2007.

Corporate activities

Corporate activities include OIBD from the Company’s Engineering division, which has been involved in a construction project in Western Canada for a third party since late 2006. This project is now complete and the final settlement of outstanding unpaid invoices is under discussion and should be done by year-end. The profit from this project was lower in 2008 compared to 2007. It is impossible at this point to determine whether or not this type of activity will continue in the future.

The 2008 results for corporate activities include a provision of $4 million resulting from the collapse of a roof section at the Company’s fine papers converting centre located in Saint-Jérôme, in March 2008. Production quickly returned to normal and the Company has entrusted its die-cutting operations to sub-contractors to ensure customer satisfaction. The damage did not cause any injuries and our manufacturing unit was not affected. Despite regular maintenance, the roof was simply unable to hold up to weather conditions at the time.

These activities also recorded an unrealized gain on financial instruments of $2 million in 2008 (an unrealized loss of $4 million in the third quarter).

Other items analysis

Depreciation and amortization

Depreciation and amortization remained stable at $158 million in 2008 ($54 million for the third quarter of 2008), compared to $159 million in 2007 ($55 million for the third quarter of 2007). The depreciation and amortization expense was affected by the finalization, late in the fourth quarter of 2007, of the purchase price allocation for the acquisition of the remaining 50% share in Norampac in late 2006 and by the net impact of the proportional consolidation of the transaction with Reno De Medici.

Operating income

As a result of the above and the impact of the specific items, operating income decreased by $106 million, to $19 million ($17 million for the third quarter of 2008), compared to an operating income of $125 million in 2007 ($38 million for the third quarter of 2007). Operating margins for the nine-month period decreased from 4.2% in 2007 to 0.6% in 2008.

Excluding specific items, operating income for 2008 stood at $52 million ($34 million for the third quarter), compared to $109 million in 2007 ($40 million for the third quarter).

Interest expense

The interest expense remained stable at $77 million ($27 million for the third quarter), versus $78 million in 2007 ($26 million for the third quarter). Debt level increased consequent to working capital requirements and capital investments in 2007 and 2008. Interest on the Company’s US$-denominated debts was reduced, due to the strengthening of the Canadian dollar. The proportional consolidation of Reno De Medici also slightly increased the 2008 interest expense.

Foreign exchange loss (gain) on long-term debt

In 2008, the Company recorded a foreign exchange loss of $20 million (no gain or loss in the third quarter) on its US$-denominated debts, as the fair value of its derivatives instruments, described below, experienced an unfavourable fluctuation. This compares to a foreign exchange gain of $43 million in 2007 (a gain of $14 million in the third quarter). These gains or losses have no impact on the Company’s liquidities.

In 2007, the Company entered into derivatives instruments to fix $US900 million of its US$-denominated debt at an average exchange rate of $CAN0.981 ($US1.019). Initially, these instruments were not designated as a hedge against changes in foreign exchange rates on the US$-denominated debts. Consequently, gains and losses on changes in their fair value were recorded in earnings and, for the most part, offset foreign exchange gains and losses on the US$-denominated debts.

On July 1, 2008, the Company designated a new hedging relationship for these instruments, which qualifies for cash-flow hedge accounting in accordance with Section 3865. Accordingly, 95% of the Company’s US$-denominated debts are hedged by these foreign exchange forward contracts.

Provision for income taxes

The 2008 income tax recovery was $20 million, for an effective rate of 26% including the impact of all specific items. Excluding these specific items, the effective tax rate is approximately 32%.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and a joint venture located in countries where the income tax rate is higher than in Canada, notably Germany, Italy and the United States.

Share of earnings of significantly influenced companies and dilution gain

The share of earnings of significantly-influenced companies is mainly represented by our 34% interest in Boralex Inc., a Canadian public company that produces green and renewable energy, with operations in the northeastern United States, Canada and France.

The 2007 earnings share includes a dilution gain of $15 million resulting from the reduction of its interest in Boralex Inc. from 43% to 34% as a result of a public equity offering of 7.3 million common shares, made by Boralex, at a price of $15.00.

Results of discontinued operations

The results of discontinued operations include those of the Greenfield and Scierie Lemay facilities. On January 7, 2008, the Company sold its Greenfield SAS pulp mill, located in France, for an amount of $41 million (€28 million), of which $4 million (€3 million) was received in April 2008. This transaction resulted in a gain of $24 million before related income taxes of $4 million.

Net earnings (loss)

As a result of the foregoing factors, the Company posted a net loss of $36 million, or $0.36 per share, for the first nine months of 2008, compared to net earnings of $83 million or $0.83 per share in 2007. After excluding certain specific items, however, the net loss stood at $14 million or $0.14 per share compared to net earnings of $21 million or $0.21 per share in 2007.

For the third quarter of 2008, the Company posted a net loss of $7 million, or $0.07 per share, compared to net earnings of $16 million or $0.16 per share in 2007. After excluding certain specific items, however, the results of the third quarter amounted to net earnings of $6 million or $0.06 per share compared to net earnings of $9 million or $0.09 per share in 2007.

Liquidity and capital resources

Cash flows from operating activities

Operating activities generated $39 million in liquidity in 2008 ($22 million for the third quarter), compared to a cash requirement of $8 million in 2007 (a cash inflow of $28 million for the third quarter). Changes in non-cash working capital components required $57 million in funds ($21 million for the quarter), compared to a cash requirement of $150 million in 2007 ($27 million for the quarter). The 2008 cash outflow is mainly attributable to increased business activities in the U.S. market in the Specialty Products Group, and higher overall selling prices also increased the level of our accounts receivable. Our involvement in a construction project for a third party (corporate activities) required approximately a $30-million investment in working capital at the end of September 2008. This amount should decrease in the near term, as this project is completed and the settlement of the final invoices is being discussed. The working capital level was also lower at the end of 2007, due to slower business activities and temporary mill shutdowns for the year-end period.

Cash flow from operating activities includes the net proceeds of $13 million from the early settlement of certain natural gas derivatives contracts. The related value increment is recorded under “Accumulated Other Comprehensive Income (Loss)” and is amortized against earnings over the original designated underlying period of natural gas purchases, from July 2008 to October 2011.

Cash flow from operating activities, excluding the change in non-cash working-capital components, stood at $96 million for 2008 ($43 million for the quarter) compared to $142 million in 2007 ($55 million for the quarter). Specific amounts, namely $17 million related to closure and restructuring charges, and $2 million for an inventory fair value adjustment resulting from the Reno De Medici merger, reduced cash flow from operating activities in 2008 versus $11 million in 2007. This cash flow measure is significant, since it positions the Company to pursue its capital expenditures program and reduce its indebtedness.

Investing activities

Investment activities in 2008 required total cash resources of $116 million, mainly for capital expenditure projects.

The largest capital projects in 2008 were:

Boxboard ($37 million)

•      $17 million to add converting equipment for the QSR business

•      $1 million to install a pulper in the East Angus mill

•      $2 million to install a new turbo generator in the LaRochette, France mill

Containerboard ($25 million)

•      $4 million for a new press in one converting facility in Ontario

•      $7 million for various projects in the papermill manufacturing units

Specialty Products ($27 million)

•      $3 million for new equipment in the Birmingham papermill packaging plant

•      $14 million for a new sorting facility in Calgary ,for our recycling paper activities

Tissue ($25 million)

•      $4 million to complete the new de-inking unit in Memphis, Tennessee

•      $9 million for new converting equipment in Candiac, Lachute and Arizona, and for expansion of the Wisconsin converting facility

Corporate activities ($5 million)

•      Investments aimed at reducing energy consumption.

During the second quarter, the Company disposed of one building located in Montréal for a cash consideration of $5 million. No gain or loss was realized on this transaction.

The merger of our European recycled boxboard assets with RdM did not generate or require any cash, since the consideration was shares in RdM except for a cash consideration adjustment of $3 million. As at the transaction date, our share of the cash and cash equivalents owned by RdM, net of cash transferred from our transferred assets, amounted to $5 million. In addition, the Company acquired 7.7 million shares of RdM on the open market, which represents 2% of the outstanding shares, for a cash consideration of $3 million.

Financing activities

In 2008, the Company borrowed $22 million on its revolving credit facilities to finance the investments and meet the working capital requirements discussed above.

The Company also redeemed 461,600 of its common shares on the open market, pursuant to a normal-course issuer bid, for an amount of $3 million. Including these transactions and the $12 million in dividends paid out during 2008, financing activities provided $14 million in liquidity.

Liquidity from discontinued operations

In 2007, the Company reclassified the Scierie Lemay (sawmill) and Greenfield SAS (pulp mill) activities as discontinued operations. The Greenfield pulp mill was sold in early January 2008 for a cash consideration of $41 million (€28 million), of which $4 million (€3 million) was received in April 2008. These businesses generated $4 million from their operating activities and $2 million was paid out, in 2008, for a 2006 legal settlement relating to our Fine Papers activities. In addition, in September 2008, the Company sold its Scierie Lemay sawmill assets for a cash consideration of $6 million and a contingent consideration of $2 million.

Debt refinancing

On May 7, 2008, the Company amended its credit facility, extending its $100-million 12-month unsecured revolving credit from June 2008 to June 2009, and maintaining the current financial covenant until June 30, 2009.

Settlement of forward exchange contracts

Subsequent to the third quarter of 2008, the Company terminated forward exchange derivatives contracts prior to maturity for net cash proceeds of approximately $150 million. As these contracts had been designated as cash flow hedges, effective July 1, 2008, for the Company’s US$-denominated debt, their fair value increment is recorded under “Accumulated Other Comprehensive Income (Loss)” and in accounts receivables in the amount of $50 million as of September 30, 2008. The net cash proceeds of these transactions will be applied to reduce the Company’s revolving credit facility. At the time of the sale of its derivatives contracts, the Company entered into new derivatives instruments to fix approximately 60% of the nominal value of its US$-denominated debt.

Consolidated financial position as at September 30, 2008 and December 31, 2007

Following are the Company’s financial position and ratios. These figures include our share of Reno De Medici’s financial position.

(in millions of Canadian dollars)	2008	2007
Working capital[1]	675	616
% of sales[2]	16.3%	16.5%
Bank loan and advances	90	47
Current portion of long-term debt	9	4
Long-term debt	1,696	1,570
Total debt	1,795	1,621
Shareholders’ equity	1,201	1,199
Total equity and debt	2,996	2,820
Ratio of debt/total equity and debt	59.9%	57.5%
Shareholders’ equity per share	$12.16	$12.09

1.     Working capital equals accounts receivable plus inventories less accounts payable. It excludes an unpaid provision for closure and restructuring costs in the amount of $15 million as at September 30, 2008 and $19 million as at December 31, 2007. It also excludes the current portion of derivatives financial instruments in the amount of $50 million ($11 million in 2007) and the current portion of future tax liability in the amount of $12 million ($1 million in 2007).

2.     % of sales = LTM working capital/LTM sales.

Liquidity available via the Company’s credit facilities, along with the cash flow generated by its operating activities, will provide it with sufficient funds to meet its financial obligations. At the end of the third quarter of 2008, the Company had $224 million (net of a credit letter in the amount of $45 million) available through its $850-million revolving credit facility and its $100-million unsecured facility, but excluding other joint-venture credit agreements.

Considering the early settlement of forward exchange contracts as discussed above and the reduction of working capital since September 30, 2008, the Company has approximately $400 million (net of a credit letter in the amount of $45 million) available under its $850-million revolving credit facility and its $100-million unsecured facility, but excluding other joint-venture credit agreements.

Near term outlook

Notwithstanding the current economic uncertainty and its potential impact on business activity, we are cautiously optimistic about the fourth quarter as we expect to benefit from the decrease in recycled paper prices – our main cost – as well as from the drop in energy costs and the recent depreciation of the Canadian dollar.

Over the course of the third quarter, the Company also implemented price increases in most of its sectors. This should result in continued momentum in fourth-quarter pricing.

In terms of demand, we expect shipments to decrease following closure of our Toronto boxboard mill in August and since the fourth quarter is usually the slowest quarter of the year. The seasonal effect is particularly significant in December and, based on historical trend, we should take more planned downtime in the last three months of the year compared to the previous quarter. The economic slowdown could also have an impact on volumes, despite the fact that most of the Company’s sales are exposed to non-discretionary and non-durable good demand.

On the cost side, we anticipate that we will continue benefiting from the restructuring and cost-cutting measures that have been put in place since the beginning of the year in all our sectors, particularly in our Tissue Papers and Specialty Products Groups, and in our North American manufacturing boxboard and folding carton operations.

Regarding our cash flow situation, capital expenditures should remain relatively stable compared to the previous nine months and we expect to benefit from a seasonally positive working capital variation.

Capital stock information

As at September 30, 2008, issued and outstanding capital stock consisted of 98,682,751 common shares (99,144,351 as at December 31, 2007), and 2,918,215 stock options were issued and outstanding (2,459,056 as at December 31, 2007). In 2008, no options were exercised and 80,225 were forfeited. In 2008, the Company issued 539,384 stock options at an exercise price of $7.81.

As at November 5, 2008, issued and outstanding capital stock consisted of 98,569,051 common shares and 2,918,215 stock options.

Introduction of new accounting standards in 2008

Inventories

On January 1, 2008, the Company adopted the CICA-published Section 3031, “Inventories” without restating the comparative figures. This new standard establishes measurement and disclosure requirements concerning inventories. The new requirements were effective January 1, 2008. The application of this new standard by the Company decreased inventories by approximately $2 million and increased property, plant and equipment by $7 million, and future income taxes and retained earnings by $2 million and $3 million respectively.

New accounting standards not yet adopted

Goodwill and intangible assets

In February 2008, CICA published Section 3064, “Goodwill and Intangible Assets”. This new standard establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The requirements will be effective for the interim period and annual financial statements relating to fiscal years starting on or after October 1, 2008. The Company is presently evaluating the impact of this new standard.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for publicly accountable profit-oriented enterprises. The transition from current Canadian GAAP to IFRS will be applicable for the Company for the fiscal year beginning on January 1, 2011. The Company will convert to these new standards according to the timetable set for these new rules. The Company has established its transition plan and is currently assessing the impact of these new standards on its consolidated financial statements.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its financial statements. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have evaluated whether or not there were changes to its ICFR during the three-month period ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. Except for the following event, no such changes were identified through their evaluation.

Changes in Internal Control over Financial Reporting

During the third quarter of 2008, the Company made a change in the consolidation software supporting financial reporting from its financial systems. As appropriate, the Company is modifying the design and documentation of internal control processes and procedures relating to the new system to supplement and complement existing internal controls over financial reporting.

Supplemental information on non-GAAP measures

None of the following items is a measure of performance under Canadian GAAP: operating income before depreciation and amortization (OIBD), operating income, cash flow from operations and cash flow from operations per share. The Company includes OIBD, operating income, cash flow from operations and cash flow from operations per share because these elements are measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used as, a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, nor are they necessarily an indication of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definition of OIBD, operating income, cash flow from operations (adjusted) and cash flow from operations (adjusted) per share may differ from those of other companies. “Cash flow from operations (adjusted)” is defined as cash flow from operating activities as determined in accordance with Canadian GAAP, excluding the change in working capital components, and cash flow from operations (adjusted) per share is determined by dividing cash flow from operations by the weighted average number of common shares for the period in question.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above-mentioned non-GAAP measures provide investors with a measure of performance that can be used to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP, nor are they necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, unrealized gain or loss on financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or a non-recurring nature.

Net earnings (loss), a performance measure defined by Canadian GAAP, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended September 30		For the 9-month periods ended September 30
(in millions of Canadian dollars)	2008	2007	2008	2007
Net earnings (loss)	(7)	16	(36)	83
Net earnings (loss) from discontinued operations	—	6	(18)	8
Non-controlling interest	1	1	2	2
Share of results of significantly influenced companies and dilution gain	(2)	(2)	(6)	(23)
Provision for (recovery of) for income taxes	(2)	5	(20)	20
Foreign exchange loss (gain) on long-term debt	—	(14)	20	(43)
Interest expense	27	26	77	78
Operating income	17	38	19	125
Specific items :
Inventory adjustment resulting from business acquisition	—	—	2	6
Loss (gain) on disposals	—	—	5	(24)
Impairment loss on property, plant and equipment	—	—	3	1
Closure and restructuring costs	4	1	17	3
Unrealized loss (gain) on financial instruments	13	1	6	(2)
	17	2	33	(16)
Operating income - excluding specific items	34	40	52	109
Depreciation and amortization	54	55	158	159
Operating income before depreciation and amortization - excluding specific items	88	95	210	268

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss)				Net earnings (loss) per share(1)
(in millions of Canadian dollars, except	For the 3-month periods ended September 30		For the 9-month periods ended September 30		For the 3-month periods ended September 30		For the 9-month periods ended September 30
amount per share)	2008	2007	2008	2007	2008	2007	2008	2007
As per GAAP	(7)	16	(36)	83	$(0.07)	$0.16	$(0.36)	$0.83
Specific items:
Inventory adjustment resulting from business acquisition	—	—	2	6	$ —	$ —	$0.01	$0.04
Loss (gain) on disposals	—	—	5	(24)	$ —	$ —	$0.05	$(0.14)
Impairment loss on property, plant and equipment	—	—	3	1	$ —	$ —	$0.02	$0.01
Closure and restructuring costs	4	1	17	3	$0.03	$ —	$0.12	$0.02
Unrealized loss (gain) on financial instruments	13	1	6	(2)	$0.10	$ —	$0.04	$(0.01)
Foreign exchange loss (gain) on long-term debt	—	(14)	20	(43)	$ —	$(0.11)	$0.17	$(0.35)
Share of earnings of significantly influenced companies and dilution gain	—	—	—	(15)	$ —	$(0.15)	$ —	$(0.15)
Loss (gain) included in discontinued operations	—	6	(23)	2	$ —	$(0.03)	$(0.19)	$0.02
Adjustment of statutory tax rate	—	(3)	—	(6)	$ —	$(0.03)	$ —	$(0.06)
Tax effect on specific items	(4)	2	(8)	16
	13	(7)	22	(62)	$0.13	$(0.32)	$0.22	$(0.62)
Excluding specific items	6	9	(14)	21	$0.06	$(0.16)	$(0.14)	$0.21

Note 1 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations (adjusted) and cash flow from operations (adjusted) per share with cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items:

	Cash flow from operations (adjusted)				Cash flow from operations (adjusted) per share
(in millions of dollars, except amounts	For the 3-month periods ended September 30		For the 9-month periods ended September 30		For the 3-month periods ended September 30		For the 9-month periods ended September 30
per share)	2008	2007	2008	2007	2008	2007	2008	2007

Cash flow provided by (used for) operating activities	22	28	39	(8)
Changes in non-cash working capital components	21	27	57	150
Cash flow (adjusted) from operations	43	55	96	142	$0.43	$0.56	$0.97	$1.43
Specific items:
Inventory adjustment resulting from business acquisition	—	—	2	6	$ —	$ —	$0.02	$0.06
Loss on disposals	—	—	—	2	$ —	$ —	—	$0.02
Closure and restructuring costs, net of current income tax	4	1	17	3	$0.04	$0.01	$0.17	$0.03
Excluding specific items	47	56	115	153	$0.47	$0.57	$1.16	$1.54

The following table reconciles cash flow provided by (used for) operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended September 30		For the 9-month periods ended September 30
(in millions of dollars)	2008	2007	2008	2007

Cash flow provided by (used for) operating activities	22	28	39	(8)
Changes in non-cash working capital components	21	27	57	150
Depreciation and amortization	(54)	(55)	(158)	(159)
Current income taxes	7	11	22	29
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	27	26	77	78
Loss (gain) on disposals and other	—	—	(5)	26
Impairment loss on property, plant and equipment	—	—	(3)	(1)
Unrealized loss (gain) on financial instruments	(13)	(1)	(6)	2
Early retirement of natural gas contracts	2	—	(13)	—
Other non-cash adjustments	5	2	9	8
Operating income from continuing operations	17	38	19	125
Depreciation and amortization	54	55	158	159
Operating income before depreciation and amortization	71	93	177	284

Consolidated Balance Sheets

		As at September 30,	As at December 31,
(in millions of Canadian dollars) (unaudited)	Note	2008	2007
Assets
Current assets
Cash and cash equivalents		9	25
Accounts receivable		730	624
Inventories		556	555
		1,295	1,204
Property, plant and equipment		1,937	1,886
Intangible assets	8 a)	117	130
Other assets	8 b)	249	237
Goodwill		319	312
		3,917	3,769
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances		90	47
Accounts payable and accrued liabilities		588	572
Current portion of long-term debt	9	9	4
		687	623
Long-term debt	9	1,696	1,570
Other liabilities	10	333	377
		2,716	2,570
Shareholders’ Equity
Capital stock	12	515	517
Retained earning		679	725
Accumulated other comprehensive income (loss)	13	7	(43)
		1,201	1,199
		3,917	3,769

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Earnings (Loss)

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except per share amounts) (unaudited)	Note	2008	2007	2008	2007
Sales		1,039	984	2,997	2,992
Cost of sales and expenses
Cost of sales		854	795	2,502	2,437
Depreciation and amortization		54	55	158	159
Selling and administrative expenses		96	95	287	298
Losses (gains) on disposal	6, 7	—	—	5	(24)
Impairment and other restructuring costs	4	4	1	20	4
Loss (gain) on financial instruments	5	14	—	6	(7)
		1,022	946	2,978	2,867
Operating income from continuing operations		17	38	19	125
Interest expense		27	26	77	78
Foreign exchange loss (gain) on long-term debt		—	(14)	20	(43)
		(10)	26	(78)	90
Provision for (recovery of) income taxes		(2)	5	(20)	20
Share of earnings of significantly influenced companies and dilution gain		(2)	(2)	(6)	(23)
Non-controlling interest		1	1	2	2
Net earnings (loss) from continuing operations		(7)	22	(54)	91
Net earnings (loss) from discontinued operations	2	—	(6)	18	(8)
Net earnings (loss) for the period		(7)	16	(36)	83
Basic and diluted net earnings (loss) from continuing operations per common share		$(0.07)	$0.22	$(0.54)	$0.91
Basic and diluted net earnings (loss) per common share		$(0.07)	$0.16	$(0.36)	$0.83
Weighted average number of common shares outstanding		98,727,291	99,328,314	98,873,025	99,362,432

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

		For the 9-month periods ended September 30,
		2008
(in millions of Canadian dollars) (unaudited)	Note	Capital stock	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders’ Equity
Balance – Beginning of period		517	725	(43)	1,199
Cumulative impact of accounting changes	1 a)	—	3	—	3
Restated balance – Beginning of period		517	728	(43)	1,202
Comprehensive income:
Net loss for the period		—	(36)	—	(36)
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities		—	—	52	52
Change in fair value of foreign exchange forward contracts designated as cash flow hedges		—	—	(9)	(9)
Change in fair value of commodity derivative financial instruments designated as cash flow hedges		—	—	7	7
Comprehensive income for the period					14
Dividends		—	(12)	—	(12)
Redemption of common shares	12	(2)	(1)	—	(3)
Balance – End of period		515	679	7	1,201

	For the 9-month periods ended September 30,
	2007
(in millions of Canadian dollars) (unaudited)	Capital stock	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders’ Equity
Balance – Beginning of period	517	649	(8)	1,158
Comprehensive income:
Net earnings for the period	—	83	—	83
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	—	—	(52)	(52)
Change in fair value of foreign exchange forward contracts designated as cash flow hedges	—	—	5	5
Change in fair value of commodity derivative financial instruments designated as cash flow hedges	—	—	(1)	(1)
Comprehensive income for the period				35
Dividends	—	(12)	—	(12)
Adjustment related to stock options	2	—	—	2
Redemption of common shares	(2)	(2)	—	(4)
Balance – End of period	517	718	(56)	1,179

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	Note	2008	2007	2008	2007
Operating activities from continuing operations
Net earnings (loss) from continuing operations		(7)	22	(54)	91
Adjustments for:
Depreciation and amortization		54	55	158	159
Losses (gains) on disposal	6, 7	—	—	5	(26)
Impairment and other restructuring costs	4	—	—	3	1
Unrealized loss (gain) on financial instruments	5	13	1	6	(2)
Foreign exchange loss (gain) on long-term debt		—	(14)	20	(43)
Future income taxes		(9)	(6)	(42)	(9)
Share of earnings of significantly influenced companies and dilution gain		(2)	(2)	(6)	(23)
Non-controlling interest		1	1	2	2
Others		(5)	(2)	(9)	(8)
Early settlement of natural gaz contracts	13	(2)	—	13	—
		43	55	96	142
Change in non-cash working capital components		(21)	(27)	(57)	(150)
		22	28	39	(8)
Investing activities from continuing operations
Purchases of property, plant and equipment		(45)	(44)	(128)	(108)
Proceeds from disposal of property, plant and equipment		—	—	5	7
Increase in other assets		—	(3)	2	(3)
Cash of a joint venture	7	(1)	(10)	5	(10)
Business disposal, net of cash disposed		—	—	—	37
		(46)	(57)	(116)	(77)
Financing activities from continuing operations
Bank loans and advances		18	(4)	13	11
Change in revolving credit facilities		—	58	22	125
Increase in other long-term debt		1	—	1	—
Payments of other long-term debt		(1)	(3)	(7)	(7)
Net proceeds from issuance of common shares		—	—	—	1
Redemption of common shares	12	(1)	—	(3)	(4)
Dividends		(4)	(4)	(12)	(12)
		13	47	14	114
Change in cash and cash equivalents during the period from continuing operations		(11)	18	(63)	29
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal	2	6	(14)	49	(33)
Net change in cash and cash equivalents during the period		(5)	4	(14)	(4)
Translation adjustments on cash and cash equivalents		(7)	3	(2)	(4)
Cash and cash equivalents - Beginning of period		21	19	25	34
Cash and cash equivalents - End of period		9	26	9	26

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars, except amount per share)

(unaudited)

1. Accounting policies

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies except for the following:

a) New accounting standards adopted

Inventories - On January 1, 2008, the Company adopted, without restating the comparative figures, the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031, “Inventories”. This new standard establishes measurement and disclosure requirements concerning inventories. The application of this new standard by the Company resulted in the following adjustments as of January 1, 2008: decrease in inventories of approximately $2 million, increase in property, plant and equipment of $7 million, increase in future income taxes of $2 million and increase in retained earnings of $3 million.

b) New accounting standards not yet adopted

Goodwill and intangible assets - In February 2008, the CICA published Section 3064, “Goodwill and Intangible Assets”. This new standard establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The requirements will be effective for interim periods and annual financial statements relating to fiscal years starting on or after October 1, 2008. The Company is presently evaluating the impact of this new standard.

2. Discontinued operations

In 2007, the Company decided to dispose of its Greenfield SAS pulp mill located in France and its Scierie Lemay sawmill located in Québec. The discontinued operations also include the Fine papers activities closed or sold in 2006 and 2005. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods are classified as discontinued operations. Financial information relating to these discontinued operations is as follows:

	As at September 30,	As at December 31,
	2008	2007
Condensed balance sheets
Current assets	—	37
Long-term assets	—	14
Current liabilities	—	19

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2008	2007	2008	2007
Condensed statements of earnings (loss)
Sales	—	25	8	74
Operating income (loss)[1]	—	(7)	22	(8)
Interest expense	—	1	1	3
Provision for (recovery of) income taxes	—	(2)	3	(3)
Net earnings (loss) from discountinued operations	—	(6)	18	(8)
Net earnings (loss) per share from discountinued operations	$—	$(0.06)	$0.18	$(0.08)
Condensed statements of cash flows
Cash flows from operating activities	—	(15)	2	(30)
Cash flows from investing activities	6	(1)	47	(2)
Cash flows from financing activities	—	2	—	(1)
	6	(14)	49	(33)

1. Operating income (loss) includes the following items:

Impairment and other restructuring costs	—	(6)	(1)	(1)
Legal settlement	—	—	—	(1)
Gain on the disposal of the Greenfield pulp mill	—	—	24	—
	—	(6)	23	(2)

On January 7, 2008, the Company sold its Greenfield SAS pulp mill located in France for an amount of $41 million (€28 million) of which $4 million (€3 million) was received in April 2008. This transaction resulted in a gain of $24 million before related income taxes of $4 million. In September 2008, the Company sold its assets of Scierie Lemay sawmill for a cash consideration of $6 million and a contingent consideration of $2 million which are equal to its depreciated book value.

Assets and liabilities at the time of disposals where as follows:

Business segments	Boxboard and Specialty Products
Accounts receivable	18
Inventories	9
Property, plant and equipment	5
Other assets	10
42
Accounts payable and accrued liabilities	(15)
27
Gain on disposal, net of related income taxes	20
Total consideration received	47

3. Measurement uncertainty

The Company evaluates the net book value of its long-lived assets when events or changes in circumstances indicate that the net book value of the assets may not be recoverable. To evaluate long-lived assets, the Company determines if the undiscounted future cash flows from operating activities exceed the net book value of the assets at the valuation date. Estimates of future cash flows and fair value are based on judgment and could change.

Given the sensitivity of certain key assumptions used, such as exchange rates, selling prices and costs of raw materials and energy, there is a measurement uncertainty regarding certain operating units because it is possible that variations in future conditions could require a modification of the stated amount of long-lived assets or future income taxes.

On July 2, 2008, the Company announced the closure of its Toronto boxboard mill for an indefinite period of time which was effective on August 26, 2008. This decision was taken to mitigate the negative impacts of several factors such as high labour costs, growing fibre supply costs and rising energy costs. Given this indefinite period of closure and the ongoing strategic review of the boxboard North American assets, no impairment charge was recorded on the net book value of the property, plant and equipment of this mill, which stood at $45 million as at September 30, 2008.

4. Closure and other restructuring costs

The following table shows the reconciliation of all closure and restructuring cost provisions. The balance as at September 30, 2008 should be paid in 2008. It includes the provisions relating to discontinued operations.

	As at September 30,	As at December 31,
	2008	2007
Balance at beginning of period	19	47
Additional provision - severance and pension liability	17	16
Payments	(21)	(44)
Balance at end of period	15	19

In 2008, the Company closed the operation of its Dopaco converting plant located in Bakersfield, California. The Company recorded a provision of $3 million. The Company announced the integration of its North American boxboard operations with its containerboard operations. As a result of this change the Company recorded a restructuring provision of $4 million. The Company also incurred some restructuring costs of $1 million in its Tissue Group.

The Company also recorded an additional provision of $5 million related to the pension plan settlement and other closure cost of its Containerboard Red Rock mill closed in 2006. The Company also recorded an impairment charge of $2 million on the remaining value of the property, plant and equipment of this mill and $1 million on the property, plant and equipment of one waste paper recovery center of the Specialty Products Group that ceased operations.

Following the temporary closure of the Toronto boxboard mill discussed above, the Company recorded a restructuring provision of $4 million.

5. Loss (gain) on financial instruments

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2008	2007	2008	2007
Unrealized loss (gain) on commodity derivative financial instruments	13	1	6	(2)
Realized loss (gain) on commodity derivative financial instruments	1	(1)	—	(5)
	14	—	6	(7)

6. Losses (gains) on disposal

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2008	2007	2008	2007
Loss on a contribution to a joint venture (note 7)	—	—	5	—
Gain on disposal of property, plant and equipment	—	—	—	(1)
Legal settlement	—	—	—	2
Gain on business disposal	—	—	—	(25)
	—	—	5	(24)

7. Interests in joint ventures

a) On March 1, 2008, Reno De Medici S.p.A. (“RdM”), a public company based in Milan, Italy, and the Company completed a transaction relating to the combination of RdM and the European recycled cartonboard business of Cascades S.A.

The transaction resulted in the Company contributing its manufacturing assets of recycled boxboard located in Blendecques, France, and Arnsberg, Germany, and its sheeting center in Wednesbury, U.K., having a net book value of $92 million (€62 million) in exchange for 115.6 million or 30.6% of the outstanding shares of RdM representing a contribution of $81 million (€54 million) and a cash consideration adjustment of $3 million (€2 million). As of the date of transaction, the Company’s share of the cash and cash equivalents owned by RdM, net of the cash transferred from its assets, amounted to $5 million (€3 million). The Company’s investment in RdM is proportionally consolidated since that date as the Company and a group of current shareholders have joint control of RdM. As a result of the consideration received, the Company recorded a loss of $5 million on this transaction. In addition the Company acquired, on the open market, 7.7 million shares of RdM representing 2% of the outstanding shares for a cash consideration of $3 million (€2.4 million).

The interests in joint ventures include, in 2008, our share of the balance sheet, results and cash flow information of RdM since March 1, 2008.

b) The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	As at September 30,	As at December 31,
	2008	2007
Consolidated balance sheets
Current assets	146	25
Long-term assets	139	27
Current liabilities	109	10
Long-term debt, net of current portion	33	1
Cash and cash equivalents	6	3
Total assets	286	52
Total debt (includes bank loans and advances, current portion of long-term debt and long-term debt)	74	4

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2008	2007	2008	2007
Consolidated statements of earnings
Sales	83	21	219	66
Depreciation and amortization	4	—	8	2
Operating income	1	3	8	9
Interest expense	1	—	3	—
Net earnings	(2)	2	1	6
Consolidated statements of cash flows
Operating activities	(8)	2	(8)	2
Investing activities	(4)	(1)	6	(3)
Financing activities	7	(1)	2	—
Additionnal information
Dividends received by the Company from joint ventures	18	—	18	5

8. Intangible assets and other assets

	As at September 30,	As at December 31,
	2008	2007
a) Intangible assets are detailed as follows:

Customer relationship and client lists	111	116
Other finite-life intangible assets	6	14
Total intangible assets	117	130

b) Other assets are detailed as follows:

Investments in significantly influenced companies	132	119
Notes receivable	4	7
Other investments	7	11
Held for trading investment in shares	4	1
Deferred charges	13	14
Employee future benefits	84	68
Fair value of derivatives financial assets	54	28
	298	248
Less: Current portion, included in accounts receivable	49	11
Total other assets	249	237

9. Long-term debt

	As at September 30,	As at December 31,
	2008	2007
7.25% and 6.75% Unsecured senior notes	980	914
Revolving and term credit facilities	681	653
Other debts, including our share of joint ventures	54	19
	1,715	1,586
Less: Unamortized financing costs	10	12
Total long-term debt	1,705	1,574
Less: Current portion	9	4
	1,696	1,570

On May 7, 2008, the Company amended its credit facility to extend its 12-month unsecured revolving credit facility in the amount of $100 million from June 2008 to June 2009 and to maintain the current financial covenants until June 30, 2009.

10. Other liabilities

	As at September 30,	As at December 31,
	2008	2007
Employee future benefits	107	110
Future income taxes	193	228
Fair value of derivatives financial liabilities	7	1
Legal settlement	9	11
Non-controlling interest	22	25
Others	14	9
	352	384
Less: Current portion, included in accounts payable and accrued liabilities	19	7
Total other liabilities	333	377

11. Additional information

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2008	2007	2008	2007
(a) Employee future benefits expenses
Defined benefit pension plans	—	2	7	7
Other employee future benefit plans	2	2	6	7
Defined contribution pension plans	2	2	4	4

(b) Supplemental disclosure
Depreciation of property, plant and equipment	51	53	149	153
Amortization of other assets	3	2	9	7
Amortization of deferred financing cost included in interest expense	1	1	3	6
Interest paid	35	37	85	92
Income taxes paid (received)	3	(12)	13	14

12. Capital stock

As at September 30, 2008, the capital stock issued and outstanding consisted of 98,682,751 common shares (99,144,351 as at December 31, 2007). As at September 30, 2008, 2,918,215 stock options were issued and outstanding (2,459,056 as at December 31, 2007). In 2008, no options were exercised and 80,225 were forfeited. In 2008, 539,384 stock options were issued at an exercise price of $7.81 per option.

In 2008, in the normal course of business, the Company renewed its share repurchase program of a maximum of 4,946,517 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The program is valid from March 13, 2008 to March 12, 2009. As of September 30, 2008, the Company repurchased 461,600 common shares under this program for a consideration of approximately $3 million.

13 Accumulated other comprehensive income (loss)

	As at September 30,	As at December 31,
	2008	2007
Foreign currency translation of self-sustaining foreign subsidiaries, net of hedging activities	3	(49)
Unrealized gains (losses) arising from foreign exchange forward contracts designated as cash flow hedges, net of related income taxes	(5)	4
Unrealized gains arising from commodity derivative financial instruments designated as cash flow hedges, net of related income taxes	9	2
	7	(43)

In the second quarter of 2008, the Company terminated, prior to maturity, natural gas derivatives contracts for net cash proceeds of $15 million. As these contracts were designated as cash flow hedges of anticipated purchases of natural gas, their fair value increment is recorded under “Accumulated Other Comprehensive Income (Loss)” and will be amortized over the original designated underlying period of natural gas purchases covering the period from July 2008 to October 2011.

On July 1, 2008, the Company designated a new hedging relationship for its foreign exchange forward contracts which qualifies for cash flow hedge accounting in accordance with Section 3865. Accordingly, 95% of the Company’s U.S.-denominated debts are hedged by these instruments.

Subsequent to the third quarter of 2008, the Company terminated, prior to maturity, forward exchange derivatives contracts for net cash proceeds of approximately $150 million. As these contracts were designated, since July 1st, 2008, as cash flow hedges for its debt denominated in U.S. dollar, their fair value increment is recorded under “Accumulated Other Comprehensive Income (Loss)” and in accounts receivables in the amount of $50 million as of September 30, 2008. The net cash proceeds of these transaction will be applied to reduce the revolving facility of the Company.

Selected Segmented Information

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2008	2007	2008	2007
Sales
Packaging products
Boxboard
Manufacturing	189	195	568	602
Converting	167	166	495	512
Eliminations and others	(24)	(29)	(71)	(86)
	332	332	992	1,028
Containerboard
Manufacturing	157	150	461	456
Converting	257	252	730	747
Eliminations and others	(96)	(92)	(281)	(292)
	318	310	910	911
Specialty products
Manufacturing	80	78	232	245
Converting	67	57	197	174
Recovery, deinked pulp and eliminations	77	71	222	213
	224	206	651	632
Eliminations	(28)	(26)	(81)	(82)
	846	822	2,472	2,489
Tissue papers
Manufacturing and converting	205	176	559	542

Eliminations	(12)	(14)	(34)	(39)
Consolidated total	1,039	984	2,997	2,992

Selected Segmented Information

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2008	2007	2008	2007
Operating income (loss) before depreciation and amortization from continuing operations
Packaging products
Boxboard
Manufacturing	(8)	4	(24)	(1)
Converting	15	12	39	63
Others	(1)	(1)	(11)	(2)
	6	15	4	60
Containerboard
Manufacturing	13	19	40	54
Converting	15	22	46	57
Others	(5)	5	(2)	11
	23	46	84	122
Specialty products
Manufacturing	5	3	4	6
Converting	8	6	21	18
Recovery, deinked pulp and others	8	6	19	20
	21	15	44	44
	50	76	132	226
Tissue papers
Manufacturing and converting	22	16	48	51

Corporate	(1)	1	(3)	7
Operating income before depreciation and amortization from continuing operations	71	93	177	284

Depreciation and amortization
Boxboard	(17)	(17)	(52)	(50)
Containerboard	(16)	(18)	(48)	(50)
Specialty products	(11)	(8)	(27)	(24)
Tissue papers	(8)	(9)	(24)	(27)
Corporate and eliminations	(2)	(3)	(7)	(8)
	(54)	(55)	(158)	(159)
Operating income from continuing operations	17	38	19	125

Selected Segmented Information

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2008	2007	2008	2007
Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	7	6	14	13
Converting	7	8	23	26
	14	14	37	39
Containerboard
Manufacturing	6	2	10	7
Converting	4	3	15	7
	10	5	25	14
Specialty products
Manufacturing	2	1	5	6
Converting	—	2	3	6
Recovery, deinked pulp and others	9	1	19	2
	11	4	27	14
	35	23	89	67
Tissue papers
Manufacturing and converting	7	16	25	35

Corporate	1	1	5	5
Consolidated total	43	40	119	107

Purchases of property, plant and equipment included in accounts payable
Beginning of period	10	13	17	10
End of period	(8)	(9)	(8)	(9)
Total investing activities	45	44	128	108

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